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                                           Nera ASA

                                           Postal Address
                                           P.O. Box 7090, N-5020 BERGEN, Norway,

                                           Office Address
                                           Kokstadvn. 23, BERGEN, Norway,
NOTICE TO NASDAQ, 30 April 2002            Tel. No.  +47 55 22 51 00
                                           Fax. No.  +47 55 22 52 99
Fax No.:  1-240-386-6047
                                           Head Office
                                           Nera ASA, 5020 BERGEN
                                           Register of Business Enterprises
                                           NO 944 536 949 MVA


Nera ASA Announces Delisting From Nasdaq on May 30, 2002


Bergen, Norway, 30 April 2002: Nera ASA (OSE: NER, NASDAQ: NERAY) announced today that it has voluntarily requested that Nasdaq delist its American Depositary Shares ("ADRs") from the National Market at the opening of business on Thursday, May 30, 2002. The company believes that its ADRs may be quoted thereafter on the Over-the-Counter Market, although no assurance can be given in this regard. Those stockholders who may wish to sell their ADRs before May 30, 2002 should consult their brokers. Nera's primary market is the Oslo Stock Exchange, where its ordinary shares have been listed since January 1995 and will continue to trade after the delisting of the ADRs becomes effective.

The principal reason for the voluntary delisting is that Nera regards the Oslo Stock Exchange as the global trading market for its securities. The company has experienced much greater liquidity on the Oslo Stock Exchange than on Nasdaq, where recent trading volumes have been minimal. As a result, Nera has determined that the Nasdaq listing was not providing significant liquidity to the security holders to justify the cost and administrative burden to the company. Nera believes that the continued listing of its ordinary shares on the Oslo Stock Exchange provides sufficient ongoing liquidity to the shareholders and that this delisting will have a negligible impact on the shareholders and investors of the company.

Nera will remain a registrant under the U.S. Securities Exchange Act of 1934 in the near future and will therefore continue to file its annual report and quarterly financial reports with the U.S. Securities and Exchange Commission until it is no longer a reporting company.


     This press release contains certain forward-looking statements with respect to the delisting of Nera's ADRs from Nasdaq and the continued listing of its ordinary shares on the Oslo Stock Exchange, which may not materialize or may differ materially from the developments expressed or implied by these forward-looking statements.



Bergen/Norway, 30 April 2002

For further information, please contact: Helge Skaar, CIO, telephone +47-55-22-58-20 or +47-90142040 , or e-mail: hsk@nera.no
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